Exhibit 99.2

Telewest’s vision is to be the UK’s leading broadband communications company. We will do this by building on our strengths in local access to the residential and business customer; by bundling multiple services; and leveraging our unique position in content. To achieve this vision we will focus our business around the strategic themes of:

>	Broadband leadership
>	Customer focus
>	Cost control

This will create a profitable company and a stable platform for future growth

01	Chairman’s Statement
02	Managing Director’s Review
05	Summary Financial Review
09	Summary Operating Statistics
10	Board of Directors
11	Summary Report of the Directors
13	Summary Directors’ Remuneration Report
20	Summary Financial Statement
21	Notes to the Summary Financial Statement
23	Auditor’s Statement
24	Shareholder Information

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Chairman’s Statement

Amidst the turbulence of last year, we have emerged with a strong management team who have a clear understanding of what needs to be done to make our Company profitable.

2002 was an extremely difficult year for our Company, its employees and its shareholders. Despite building on our leadership position in broadband internet, our steady operational performance has been overshadowed by a combination of circumstances which led to the decision to restructure our balance sheet. These included the well-publicised downturn in telecoms, media and technology equities, coupled with increasingly tight capital markets, and the downgrading of the Company’s corporate credit ratings which severely limited the Group’s access to financing and its future financial flexibility. All of this contributed to a further severe decline in our share price.

The decision to restructure was taken having looked at all the available options to secure the Company’s financial future. Our financial advisors (Schroder Salomon Smith Barney and Gleacher & Co) shared the board’s view that a debt for equity swap was the most appropriate solution to our financing issues, allowing us to balance the interests of all stakeholders as fairly and equitably as possible. In September, we reached a preliminary non-binding agreement with an ad hoc committee of our bondholders to cancel approximately £3.5 billion of debt for 97% of the enlarged equity in the Company. Under this agreement, existing shareholders would retain a 3% interest in Telewest post-restructuring. As part of the proposed restructuring, we have also negotiated a preliminary agreement on revised bank facilities which we believe will provide the Group with sufficient liquidity to meet its funding needs going forward. It is in everyone’s interests to conclude this process as speedily as possible and we are working with our advisors to achieve this. We will continue to give shareholders updates on our progress as necessary.

Charles Burdick, previously group finance director, was appointed managing director following the resignation of the group chief executive, Adam Singer, in July. Mark Luiz replaced Charles as group finance director. Charles and his management team have made significant progress in redefining and implementing a new and more focused strategy in line with the changed external environment in which we operate. A strong cash focus will speed the Group’s progress towards a positive free cash flow position after the completion of restructuring.

In May, Microsoft withdrew its three non-executive directors – Dennis Durkin, Salman Ullah and Henry Vigil – from our board of directors, as it felt it would be in a better position to manage its investment in Telewest without board representation. Microsoft subsequently announced its intention to sell its 23.6% interest in Telewest – as yet no sale has been announced. In July, Liberty Media also withdrew its three non-executive directors – Robert Bennett, Miranda Curtis and Graham Hollis – from our board of directors, as Liberty Media wished to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions.

Amidst the turbulence of last year, we have emerged with a strong management team who have a clear understanding of what needs to be done to make our Company profitable. However, this has not been without considerable personal cost to our staff, as we have undertaken a substantial redundancy programme. I would like to thank all our employees, including those who have left during the year, for their contribution to the business. I look forward to the continued support of our present employees as we work together to build a stable and secure future.

Cob Stenham
Chairman
26 March 2003

Telewest summary financial statement 2002   01

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Managing Director’s Review

BROADBAND LEADERSHIP
Broadband customers are most likely to become valuable, low churning, “triple play” customers. As at today we have 297,000 broadband customers connected and 80% broadband market-share in our cabled areas.

As we review 2002, it is a tribute to all of my colleagues at Telewest that the underlying operating performance of this business continues to progress satisfactorily. Having said that, both as a shareholder and long time employee, it has been a frustrating and disappointing year. Due to the inability to raise new capital and refinance existing debt, we reluctantly concluded, after an extensive review with our financial advisors, Schroder Salomon Smith Barney and Gleacher & Co, that a recapitalisation of the balance sheet was the only course of action available to us. As mentioned in the Chairman’s Statement, this will involve significant dilution to the holdings of our existing shareholders as we swap approximately £3.5 billion of debt for equity. This was a difficult decision, but looking forward, your board’s commitment to both the new and existing shareholders is to create real sustainable value.

Nevertheless, we achieved a modest growth in revenue to £1.3 billion and 20% improvement in EBITDA (before exceptional items) to £368 million. This is at a time when we reduced headcount and significantly cut capital expenditure. The reduction in investment necessitated by market conditions has resulted in a reassessment in the carrying value of our assets. We are not alone in this, as many of our peer companies have had to do the same. This has resulted in £1.6 billion of non-cash impairment charges; the majority of such charges relate to the elimination of goodwill established on the acquisition of cable and content assets over the past four years. Under UK accounting standards the write-down against fixed assets was only £87 million, hence our cable infrastructure remains largely unimpaired. Together with a higher interest charge following the planned increase in the level of group debt, we report an increase in the overall net loss for the year.

We have changed the way we think, work and do business
The new strategy for Telewest is based on broadband leadership, customer focus and cost control and we have made significant progress across all three in 2002. During the year, we undertook a thorough review of our business and refocused our strategy to ensure we have the right customer base and the correct product set to achieve profitable growth. There has been a strategic shift in focus from subscriber acquisition to churn reduction. We will build on our strengths in local access to the residential and business customer; the power of bundling multiple services; and our unique position in content through our ownership of Flextech.

We are a leader in broadband to the residential and business customer
Our broadband internet products easily provide our highest margins and our broadband customers are most likely to become valuable, low churning, “triple play” customers subscribing to broadband internet, telephony and CATV. As at today, we have 297,000 broadband customers connected and 80% broadband market-share in our cabled areas. In June, we launched our 1 Mb blueyonder broadband internet service, which was voted the Best New Telecommunications Product for 2002 at the Computing Industry Awards. Including dial-up, we have over 540,000 internet subscribers. We believe one day every one of them will be a broadband customer. This significant presence is resulting in partnerships with Microsoft, Sony and others and will enable us to consolidate our broadband leadership position.

At the end of 2002, we had 183,000 broadband triple play subscribers representing 10% of all of our residential customers. This, together with price rises, has contributed to a 4% increase in average monthly revenue per household to £41.80; the highest of any cable company in Europe. However, overall revenue growth has been impacted by net household customer losses of 7,000 in 2002, resulting from price rises and more rigorous enforcement of installation fees and disconnection policies in line with our objective of focusing on more cash generative customers. Nevertheless, Consumer Division revenues (pre-exceptionals) have grown by 6% to £910 million in 2002.

In the Business Division, we have continued to focus on high margin data and internet products. The business IP market is growing at around 20% annually whilst the data market is growing at 11%. Our goal is to leverage our local network and product set and achieve revenue growth in excess of the market. We have extended our portfolio of data services, with services such as IPVPN (internet protocol virtual private network) – a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. Data and internet revenues now make up 26% of the division’s revenues (excluding Carrier Services).

We are also taking a more focused approach to customer acquisition, targeting corporates, medium-to-large enterprises and the public sector, including local and national government departments. We continue to focus on cross-selling additional data and internet services to our existing customers, who are

02   Telewest summary financial statement 2002

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CUSTOMER FOCUS
Selective investments in 2002 to improve our products, systems and processes have helped drive down digital fault rates, reduced incoming call volumes to our service centres and improved call answer times.

increasingly taking a range of products and services from us. Excluding the weak carrier market, Business revenues have increased by 5% in the year.

A programming force in pay-TV
Flextech, through its wholly owned channels combined with its share of UKTV (our joint venture with the BBC), continues to grow advertising revenues in excess of the market overall and with a 20.4% basic pay-TV viewing share is the UK’s leading provider of basic pay-TV programming. We have achieved this as we continued our transition from being primarily an aggregator of acquired programming to more of an asset-based company through investment in original British programming. As an extension of this strategy, Ftn was launched on Freeview in January 2003, giving Flextech access to the free-to-air market for the first time. Not only does this give us potential additional viewing share and a subsequent increase in advertising revenue, but it also provides a cross-promotion vehicle to encourage free-to-air viewers to migrate to pay-TV. We also continue to strengthen our relationship with the BBC with UKTV’s launch of two channels across all platforms – UK History and UK Bright Ideas. We have also recently extended our brands by launching new time-shifted versions of our most popular channels, UK Gold+1, LivingTV+1 and Bravo+1. Content Division revenues are down £22 million compared with 2001 due primarily to the closure or sale of businesses and other one-off events, including the closure of ITV Digital which resulted in lost UKTV revenues.

We are maintaining a customer focus while controlling costs
We know the only way to be truly successful and to retain valuable customers is by offering exemplary customer service. We need to effectively match our products to our customers’ needs and improve their experience by giving them the ability to be more in control of their service. We have made progress in this area through selective investments in 2002 to improve our products, systems and processes. These improvements have helped drive down digital fault rates, reduced incoming call volumes to our service centres and improved call answer times.

This has been achieved through a digital improvement programme focused on every aspect of the digital experience from the digital headend to the customer’s TV. We have also established a national fault centre at Albert Dock in Liverpool and a national liaison centre in Sheffield to meet the needs of our customers. Customer service hours have been extended and we now carry out installations and fault repairs seven days a week. We recognise the importance of the internet as a cost-effective medium delivering high levels of customer satisfaction and have therefore introduced a range of web-based customer service interfaces such as E-billing. We also provide self help tools for our broadband customers. This allows customers to check their PC specifications before booking an install date. This is all part of our drive to change both the reality and the perception of customer service in this Company and the industry.

These improvements have been made during a time when we have had to make significant cost reductions to adapt to the changing capital markets and lower growth options available to the Company. By reducing activity levels, by not chasing growth where the cost is not merited and focusing spend on those projects yielding the most immediate returns, we have taken substantial costs out of the business. Capital expenditure has fallen 27% in 2002 to £477 million and will be even lower in 2003. We question the value of every single expenditure undertaken and unless it meets our objectives of broadband leadership or customer focus, the money is not spent. As a result of our focus on core competencies and the stabilisation of our network and products, we have had to make a number of our colleagues redundant. Our staff levels have reduced by around 1,450 during 2002. This was a difficult and painful process but necessary for the underlying health of the business.

Your management
We also have a new management team in place. Mark Luiz succeeded me as group finance director. Gavin Patterson now heads up the Consumer Division and Tony Grace manages the Business Division. These appointments combined with the technical expertise of Howard Watson as managing director of networks means that we have an experienced and knowledgeable cable management team to execute the business strategy.

Jane Lighting who managed Flextech was recently recruited as the new head of Five, the terrestrial television channel. We are sorry to see her go, but have a strong team which will be managed by Mark Luiz, previously head of Flextech, while we search for a replacement.

REGULATORY
Telecommunications
In January 2003, following a ruling by the Competition Commission, Oftel stated that a one-off 15% cut in the price

Telewest summary financial statement 2002   03

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Managing Director’s Review
continued

of calls to mobiles will be imposed, followed by further inflation-linked annual price reductions of up to 15% for a period of four years. These reductions will be effective from 25 July 2003, provided the mobile operators are not successful in challenging this ruling via judicial review. As Telewest originates a significant volume of calls to mobiles, Oftel’s decision will have a considerable downward effect on the costs we incur in delivering these calls to mobile operators. We are exploring options to provide even more innovative telephone packages, so that we can pass value on to our customers.

Broadcast
In December 2002, the OFT announced that although BSkyB had been found to have a dominant position in the market for the wholesale supply of premium sports and movie channels, it had not abused that dominant position contrary to the Chapter II prohibition of the Competition Act 1998. While disappointed by the ruling, Telewest did not appeal. We anticipate renegotiating a new premium channel deal with BSkyB, which will allow the Company to profitably expand and promote these channels and gain incremental customers in the process.

General
The Communications Bill was introduced by the Government in the House of Commons in November 2002 and is progressing through Parliament. Once enacted, this legislation will transfer the regulatory functions of Oftel, the ITC, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency to OFCOM. We look forward to the streamlining of the number of regulatory authorities we deal with and continuing deregulation of the markets within which we operate. We support the move away from specific forms of market regulation to reliance on the use of general competition law where and when appropriate.

SUMMARY
The repositioning of the Company in 2002 provides a sound platform for growth after our financial restructuring is completed. With a strong management team and a clearly defined strategy, we believe we are well positioned to speed our progress to profitability and realise our vision of being the leading broadband communications company in the UK.

Charles Burdick
Managing Director
26 March 2003

COST CONTROL
By reducing activity levels, by not chasing growth where the cost is not merited and focusing on those projects yielding the most immediate returns, we have taken substantial costs out of the business. Capital expenditure has fallen 27% to £477 million and will be even lower in 2003.

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Summary Financial Review

For the full commentary on our financial results, please visit us on www.telewest.co.uk

FINANCIAL RESTRUCTURING
On 30 September 2002, we announced that we had reached a preliminary agreement relating to a financial restructuring (the “Financial Restructuring”) with an ad hoc committee of our bondholders (the “Bondholder Committee”). That agreement provides for the cancellation of all outstanding notes and debentures (the “Notes”), representing approximately £3.5 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts (the “Hedge Contracts”) of the Company in exchange for New Ordinary Shares (“New Shares”) representing 97% of the issued share capital of the Company immediately after the Financial Restructuring. The Company’s current ordinary shareholders will receive the remaining 3% of the Company’s issued ordinary share capital.

We also announced on 30 September 2002 that we were deferring the payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition for the winding-up of the Company with a UK Court. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will significantly impede the Financial Restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On 15 January 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our senior lenders and the Bondholder Committee. In addition, the terms of these facilities have received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring.

The terms of the amended and restated bank facilities are as follows:

•	the amended facilities total £2,155 million, comprising term loans of £1,840 million, £190 million of committed overdraft and revolving credit facilities and an uncommitted term facility of £125 million;

•	the amended facilities do not amortise; and the majority of the facilities will mature on 31 December 2005 with the balance maturing on 30 June 2006;

•	financial covenants will be re-set to reflect the Company’s new business plan; and

•	the pricing on the facilities will be increased to reflect market sentiment.

These amended facilities will replace the Group’s existing bank facilities, (the “Senior Secured Facility”) and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to see the Company through to cash flow positive after completion of Financial Restructuring

Negotiations are continuing with the Bondholder Committee, the Company’s senior lenders and certain other major stakeholders with a view to the timely completion of the Financial Restructuring.

GOING CONCERN
These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have confidence in the successful conclusion of a restructuring of the Company’s balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of the Company’s bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

Telewest summary financial statement 2002   05

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Summary Financial Review
continued

OVERVIEW OF GROUP RESULTS
Pre-exceptional group turnover increased 2% to £1,283 million compared to 2001. Gross margin (stated after having taken into account cost of sales but before depreciation) improved from 63% to 68% for the year with strong improvements in CATV margins, rising telephony margins and a growing number of high margin broadband subscribers. As a result of these continuing improvements, EBITDA for the year was £368 million, up 20% on 2001 and net loss for the year improved to £506 million from £801 million. Both EBITDA and net loss are stated before exceptional items.

Exceptional Items
The Group has provided £16 million against turnover as a result of a VAT & Duties Tribunal judgement in a dispute over the VAT status of our cable TV listings magazines. Previously this was disclosed as a contingent liability. The amount arises from VAT payable in the period from January 2000 to July 2002. The Company has appealed against this ruling. An exceptional amount of £2 million has also been provided for interest on the amount in dispute.

The Group has provided £22 million for the exceptional legal and professional costs of its Financial Restructuring incurred in 2002. Additionally, £29 million is included in interest payable relating to an exceptional write-off of bank facility fees previously expensed over the life of our Senior Secured Facility, which is being renegotiated as part of our Financial Restructuring.

Reflecting the current market conditions, the Group has performed impairment tests on the carrying value of its assets. This impairment review was carried out in accordance with UK Accounting Standards to ensure that the carrying value of our separately identifiable assets in both Cable and Content Divisions are stated at no more than their recoverable amount, being the higher of net realisable value and value in use. This has resulted in £1,643 million of exceptional non-cash charges in the year. The charge comprises of impairment to the goodwill on acquisition of the following assets: £1,110 million in respect of our acquired cable franchises, £376 million relating to Flextech and £70 million for UKTV. There has been an additional impairment charge of £87 million to the Cable Division’s tangible fixed assets. Non-cash impairment charges were £1,130 million in 2001.

CONSUMER DIVISION REVENUE
Consumer Division revenues (before the exceptional VAT item) increased £53 million, or 6% to £910 million in 2002. This is a result of a 4% increase in average monthly revenue per household to £41.80, offset by net household losses of 6,994, which have arisen due to our focus on more cash generative customers. The percentage of subscribers taking two or more services grew from 69% to 70%, and the number of triple play customers (our most profitable customer segment) grew from 3% to 10% by the end of 2002. We have now added household churn, which measures those customers who disconnect entirely from Telewest. This was 18.2% in 2002 overall, although this had fallen to 15.7% by the fourth quarter. This includes disconnections over which we have no control (for those customers moving out of our addressable areas).

Internet and other
Internet and other revenues (before the exceptional VAT item) increased 98% to £79 million in 2002. This has been driven by the growth in broadband subscribers which tripled to 262,219 by the end of 2002, 10% of whom take our 1 Mb service which was launched in June 2002. Broadband internet customers pay an average of £25.12 per month. 70% of broadband customers subscribe to the full triple play and 93% take at least one other product. Broadband is also successful in attracting new customers to Telewest, with 33% of broadband installations being subscribers who are new to Telewest. We have, however, seen an increase in broadband churn from 7.5% to 12.4% as some customers, who were initially attracted by promotions, disconnected.

Residential telephony
Residential telephony revenues increased £7 million, or 1% to £495 million in 2002. Residential telephony subscribers remained relatively flat at 1,614,324 at the end of 2002, with penetration at 34.4%, and residential telephony lines fell 3% to 1,717,191, as second line penetration decreased with the migration of dial-up internet customers to broadband. Average telephony subscriber churn increased from 16.5% to 17.3%. Average monthly revenue per line increased 2% to £23.16 in 2002. Average monthly revenue per subscriber has decreased £0.17 to £24.92.

Cable television (CATV)
CATV revenues increased £7 million to £336 million in 2002, due to selected price rises in April and August and the continued migration of analogue subscribers to digital. This has been offset by a reduction in the number of Sky premium

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channels sold (with the pay-to-basic ratio falling to 72% from 80%), a change in the mix of basic packages selected and a decrease in CATV subscribers. Subscribers have fallen 47,973 to 1,293,811 with penetration down from 28.5% to 27.5%, as CATV subscriber churn increased to 21.5% from 18.7%. This is in part a result of our strategic focus on more cash generative customers. Average CATV revenue per customer remained flat for the year at £20.82 per month.

BUSINESS DIVISION REVENUE
The Business Division comprises our Business Services Division and our Carrier Services Unit. Total revenues decreased 3% to £267 million in 2002, due mainly to a weak carrier services market. However, business telephony lines increased 5% to 466,820 and overall customer accounts grew 1% to 73,746 in 2002.

Business Services Division revenues, which include the sale of voice and data services, primarily to SMEs (small to medium sized enterprises), corporates and the public sector, increased £11 million or 5% to £224 million in 2002. This division has benefited from both revenue growth and margin improvement from the strategic focus on high margin data and internet products. We also continue to leverage our local network and product set and focus on upselling to existing customers.

Our Carrier Services Unit offers our fibre optic national network to other carriers and operators (such as T-Mobile) for voice and data communications. Revenues from carrier services tend to be derived from a relatively small number of high value, short and long-term contracts and therefore can fluctuate from year-to-year. Revenues fell £18 million to £43 million in 2002 as the overall carrier market in the UK weakened.

CONTENT DIVISION REVENUE
Our Content Division’s turnover (including its share of UKTV turnover and before elimination of inter-divisional trading) was £185 million, compared with £206 million in 2001. This is a result of the sale of certain businesses during 2001 and 2002 and the non-recurrence of one-off revenue benefits arising in 2001. The closure of ITV Digital also had an impact through lost subscription revenue for UKTV although none of the wholly owned channels were carried on the ITV Digital platform. Subscription revenues were down 4% to £65 million (including our 50% share of UKTV) in 2002. This was partially offset by strong subscriber growth at BSkyB and improved tiering at NTL. Advertising revenues of £73 million (including our 50% share of UKTV) for the year were up 12% in a market that saw only a 5% overall rise. The Content Division grew its market share with a 3.4% share of the TV advertising market in the UK, up from 3.0% in 2001. Content Division revenues after inter-company elimination and excluding our share of UKTV revenues decreased to £106 million compared with £129 million in 2001.

OPERATING EXPENSES (before depreciation and amortisation)
Increased cost control led to a £39 million, or 4% reduction in operating expenses (before exceptional items) to £915 million including redundancy costs of £25 million in 2002. After an exceptional item of £22 million relating to costs incurred as a result of the Financial Restructuring, operating expenses fell £17 million to £937 million in 2002. Operating expenditure consists of costs of programming, telephony expenses, the acquisition of programming content for our Content Division and selling, general and administrative expenses (“SG&A”). All of these fell during the year except for SG&A, which excluding Financial Restructuring costs was £499 million in 2002, up £8 million on 2001. Staff costs increased £18 million to £275 million (after capitalisation) reflecting redundancy costs of £25 million as a result of an employee reduction programme completed during 2002, offset by decreased ongoing payroll costs following completion of this programme which reduced our workforce 14% to approximately 9,200. Including Financial Restructuring exceptional costs, SG&A increased £30 million to £521 million in 2002.

EBITDA
The Group’s consolidated EBITDA increased £24 million or 8% to £330 million in 2002. Pre-exceptional EBITDA, which improved in each successive quarter of 2002, was £368 million, a growth of 20%.

DEPRECIATION AND AMORTISATION
Depreciation expense increased to £577 million in 2002. This increase of £132 million is principally attributable to an exceptional write-down of £87 million in 2002 for the fixed asset impairment of certain Cable Division assets. The remainder of the increase related to additional capital expenditure for the installation of new subscribers and the upgrade of parts of our network.

Following impairment reviews in both years, amortisation of goodwill increased to £1,605 million in 2002 from £1,173 million. In 2002 the exceptional non-cash impairment charge was £1,486 million (£1,110 million in respect of Cable Division

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Summary Financial Review
continued

assets and £376 million in respect of Content Division assets), which compares with £992 million for Content Division assets in 2001.

OTHER INCOME AND EXPENSE
Interest payable and similar charges increased £109 million to £603 million in 2002. This consisted of interest payable of £477 million (£453 million in 2001), foreign currency exchange losses of £74 million (£15 million in 2001) and other financing costs of £52 million (£26 million in 2001). The increase in interest payable was primarily a result of additional borrowing to fund the installation of new subscribers and the upgrade of parts of our network and general working capital.

Interest receivable and similar income totalled £309 million (£15 million in 2001). £290 million of this related to exchange gains on foreign currency translation as a result of the US Dollar movement against the pound sterling.

Amounts written-off investments totalled £117 million, comprising of an exceptional non-cash impairment charge for UKTV of £70 million plus other non-cash impairment charges of £47 million relating to other investments, principally SMG. During 2002, the Group sold its investments in subsidiary undertakings The Way Ahead Group and Maidstone Studios and in its associated undertakings TV Travel Group and SMG making an aggregate gain on disposals of £36 million. In 2001, the Group closed HSNDI (a Florida-based subsidiary) incurring a loss of £4 million.

NET LOSS
After exceptional items of £1,712 million in 2002 and £1,134 million in 2001, net loss for the year was £2,218 million compared to £1,935 million in 2001. Net loss for the year before exceptional items decreased £295 million to £506 million as EBITDA increased £62 million and net exchange gains of £231 million on foreign currency translation as explained above, together with lower goodwill amortisation costs, partially offset by higher depreciation and interest charges.

FINANCING
The Group had gross debt of £5,659 million at 31 December 2002 (£5,132 million in 2001). Gross debt comprised £2,000 million of bank debt, £231 million of leasing and vendor financing, £9 million of other loans and £3,419 million consisting of a series of long-term high yield and convertible bonds. At the year-end, the quoted market price of these bonds was £777 million. After cash at bank and in hand of £390 million and restricted cash deposits of £12 million net debt at

31 December 2002 was £5,257 million (£5,098 million in 2001).
As a result of existing defaults in respect of the Group’s bank facilities, a two-thirds majority of our senior lenders could require that we repay all amounts outstanding under those bank facilities and/or restrict our ability to access our otherwise available cash.

CAPITAL EXPENDITURES
The Group’s capital expenditures during the year related to the installation of new subscribers and the upgrade of parts of our network. Additions to fixed assets in 2002 totalled £477 million, a decrease over 2001 of £176 million or 27%. We anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting subscribers and will vary depending upon the take-up of our services.

MARKET RISK
Interest rate risk
Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. Our exposure to interest rate fluctuations on borrowings under the Senior Secured Facility is managed by using interest rate swaps. The effective dates of the interest rate swaps are between 2 January 1997 and 1 July 2002, and the agreements mature between 31 December 2003 and 31 March 2005. The aggregate notional principal amount of the swaps is a maximum of £900 million. At 31 December 2002, the aggregate amount outstanding under the Senior Secured Facility was £2,000 million.

Foreign currency exchange risk
Until recently we used forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US Dollar-denominated interest payments and principal repayments up to their first call dates or other such dates where we could have, at our option, redeemed the instruments before maturity. We have discontinued the use of hedge accounting as US Dollar-denominated debt will be included in the proposed debt for equity swap and therefore we will no longer have any further exposure to foreign exchange movements after the Financial Restructuring. However, until the Financial Restructuring is completed, financial results may continue to be materially affected by movements in exchange rates.

Mark Luiz
Group Finance Director
26 March 2003

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Summary Operating Statistics
Unaudited

	As at	As at
	31 December	31 December
	2002	2001

CONSUMER DIVISION
Homes passed	4,895,956	4,914,155
Homes passed and marketed	4,699,694	4,713,937
Dual or triple service subscribers	1,228,586	1,218,294
Cable television only subscribers	116,508	138,053
Residential telephony only subscribers	395,133	401,286
Internet only subscribers	18,398	7,986
Total residential subscribers	1,758,625	1,765,619
Household penetration	37.4%	37.5%
Percentage of triple service subscribers	10.4%	3.3%
Percentage of dual or triple service subscribers	69.9%	69.0%
Average household churn	18.2%	n/a
Average monthly revenue per subscriber	£41.80	£40.03

Internet subscribers
Blueyonder broadband	262,219	85,122
Blueyonder SurfUnlimited	193,201	184,034
Blueyonder pay-as-you-go	85,025	119,295
Total Internet subscribers	540,445	388,451

Blueyonder Broadband
Average subscriber churn rate	12.4%	7.5%
Average monthly revenue per subscriber	£25.12	£25.21

Residential telephony
Residential telephony subscribers	1,614,324	1,615,809
Talk Unlimited subscribers	360,662	154,566
Residential telephony penetration	34.4%	34.3%
Residential telephone lines	1,717,191	1,762,312
Second line penetration	6.4%	9.1%
Average subscriber churn rate	17.3%	16.5%
Average monthly revenue per line	£23.16	£22.79
Average monthly revenue per subscriber	£24.92	£25.09

Cable television
Cable television subscribers	1,293,811	1,341,784
Digital television subscribers	857,472	723,826
Penetration rate	27.5%	28.5%
Average subscriber churn rate	21.5%	18.7%
Average monthly revenue per subscriber	£20.82	£20.75

BUSINESS DIVISION
Business customer accounts	73,746	72,934
Business telephony lines	466,820	444,998
Average business lines per customer account	6.3	6.1
Average annualised monthly revenue per business line	£41.96	£44.12
Annualised revenue per customer account	£3,114	£3,137

CONTENT DIVISION
Pay multichannel subscribers	9,764,233	10,504,118
Flextech share of basic viewing	20.4%	20.4%
Share of total TV advertising revenues	3.4%	3.0%

Telewest summary financial statement 2002   09

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Board of Directors

ANTHONY (COB) STENHAM
Non-executive chairman(2) (71)
Cob Stenham was appointed non-executive chairman of the board in December 1999 having served as a non-executive director of the Company since November 1994, and deputy chairman of the board until December 1999. He is also chairman of the nomination committee and was chairman of the audit and remuneration committees until December 1999. From 1990 to 1997, he was chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Prior to that he was an executive director of Unilever NV and PLC for 15 years. Cob Stenham also currently serves as non-executive chairman of IFonline Group plc and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc, Standard Chartered plc, Jarrold & Sons plc and Management Consulting Group plc.

CHARLES BURDICK
Managing director (51)
Charles Burdick was appointed managing director in July 2002 having been group finance director since February 1997. He was previously acting group finance director from September 1996. Prior to this he was vice president of finance and assistant treasurer at MediaOne Inc. which he joined in 1990. He had previously held various senior roles, namely in treasury and corporate development, at amongst others, Time Warner and Carnation International.

STEPHEN COOK
Group strategy director and general counsel (42)
Appointed to the board of Telewest as group strategy director in April 2000 following the completion of the Flextech merger and appointed as general counsel in August 2000. Stephen Cook was general counsel and an executive director of Flextech from October 1998. He was a partner with Wiggin & Co from April 1995 and a non-executive director of SMG plc from March 2000 to November 2002.

MARK LUIZ
Group finance director (49)
Appointed group finance director in August 2002 having served on the board of the Company since November 2000. Following the completion of the Flextech merger in April 2000, Mark Luiz was appointed chief executive of the content division. He joined Flextech in 1994 as chief financial officer and became finance director the following year. Prior to this he was chief finance officer for United Artists Programming.

DENISE KINGSMILL CBE
Non-executive director(1,2,3) (55)
Appointed a non-executive director in June 2001. Ms Kingsmill has been deputy chair of the Competition Commission since 1997. She was an advisor to Denton Wilde Sapte from 1994 to 2000 and specialised in employment law and corporate governance. Ms Kingsmill is a non-executive director of the Group Executive Board of the Home Office, a trustee of the Design Museum as well as a member of the Advisory Board of the Cambridge Business School (The Judge Institute).

ANTHONY RICE
Non-executive director(1,2,3) (51)
Appointed a non-executive director in September 1998 and subsequently appointed chairman of the audit committee in December 1999. He was also chairman of the remuneration committee from December 1999 until April 2000. Tony Rice is the chief executive of Tunstall Group Limited having held this position since March 2002. Prior to this, he held various senior positions at BAe Systems between July 1991 and April 2002. He was appointed a non-executive director of Cable & Wireless plc in January 2003 and is also a non-executive director of Atlantic Coast Airlines Inc.

STANISLAS YASSUKOVICH CBE
Non-executive director(1,2,3) (68)
Appointed a non-executive director and as chairman of the remuneration committee in April 2000, following the completion of the Flextech merger. From June 1997 until the merger, Stanislas Yassukovich was deputy chairman of Flextech, having previously been non-executive chairman from August 1989. He is currently chairman of Henderson Eurotrust Plc, Park Place Capital Ltd, Manek Investment Management Ltd and deputy chairman of ABC International Bank plc and serves on the board of a number of other companies. He is former deputy chairman and chief executive officer of the European Banking Group, former chairman of Merrill Lynch Europe and Middle East and a former deputy chairman of the London Stock Exchange.

(1)	Member of the audit committee
(2)	Member of the nomination committee
(3)	Member of the remuneration committee

10   Telewest summary financial statement 2002

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Summary Report of the Directors

The directors have pleasure in submitting their summary financial statement, prepared under UK GAAP, of the Company and its subsidiary undertakings for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW
The Chairman’s Statement on page 1, the Managing Director’s Review on pages 2 to 4 and the Summary Financial Review on pages 5 to 8 report on the principal activities of the Group. Information on likely future developments of the business of the Group and its activities is to be found in those sections.

SUBSEQUENT EVENTS
The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Summary Financial Review on pages 5 to 8.

DIVIDENDS
The directors do not recommend the payment of a dividend for the financial year ended 31 December 2002. No dividend was recommended for payment during the financial year ended 31 December 2001.

BOARD OF DIRECTORS
Details of all the directors of the Company appear on page 10. In accordance with the Company’s Articles of Association, each of the directors will retire from office at the Annual General Meeting and each will offer himself/herself for reappointment.

Details of directors’ interests in the share capital of the Company are set out in the Summary Directors’ Remuneration Report on page 19.

During the year, and to the date of this report, the following resigned as directors of the Company: Dennis Durkin, Salman Ullah and Henry Vigil representing Microsoft on 14 May 2002; Robert Bennett, Miranda Curtis and Graham Hollis representing Liberty Media on 17 July 2002; and Adam Singer on 31 July 2002.

MAJOR CORPORATE SHAREHOLDERS
Liberty Media and Microsoft hold 25.2% and 23.6% respectively of the Company’s issued share capital.

CORPORATE GOVERNANCE
The full statement on the Company’s corporate governance arrangements and compliance with the Principles of Good Governance and Code of Best Practice (the “Combined Code”) annexed to the Listing Rules of the UK Listing Authority is set out on pages 22 to 25 of the full annual report which can be found on our website www.telewest.co.uk.

SOCIAL RESPONSIBILITY
The Group’s employment and environmental practices are detailed in the Social Responsibility statement on pages 17 to 19 of the full annual report which can be found on our website www.telewest.co.uk.

GOING CONCERN
This summary financial statement has been prepared on a going concern basis and does not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have confidence in the successful conclusion of a restructuring of the Company’s balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of this summary financial statement. Additional information concerning the proposed Financial Restructuring can be found in the Summary Financial Review on pages 5 to 8. Any restructuring will require the approval of the Company’s bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

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Summary Report of the Directors
continued

FUNDAMENTAL UNCERTAINTY IN AUDIT REPORT
The Company’s auditors have considered the adequacy of the disclosures made in the summary financial statement concerning the uncertainty as to the ability of the Company and the Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the proposed Financial Restructuring referred to within this Annual Review and Summary Financial Statement.

In view of the significance of this uncertainty the auditors consider that it should be brought to shareholders’ attention but their opinion is not qualified in this respect.

AUDITORS
A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.

ANNUAL GENERAL MEETING
The resolutions to be proposed at the Annual General Meeting appear in the Notice of Meeting.

By order of the board of directors

Clive Burns
Company Secretary
26 March 2003

Registered Office: Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW
Registered in England: No 2983307

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Summary Directors’ Remuneration Report

REMUNERATION POLICY
This report sets out the Company’s policy on directors’ remuneration for 2003. The remuneration committee is currently able to state its general remuneration policy for 2003, but is unable to confirm that this policy will continue without significant change or amendment. This is principally because the proposed Financial Restructuring of the Company may result in changes in governance leading to a revision of certain aspects of current remuneration policy. Also, the remuneration committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company’s business environment and in remuneration practice. All statements in this report in relation to remuneration policy should be read in light of this paragraph.

THE REMUNERATION COMMITTEE
The role of the remuneration committee is to set the remuneration policy for the executive directors of the Company and to review proposals for other senior executives as appropriate. Specifically, the remuneration committee determines the base salaries and benefits (including bonus schemes and share-based incentives and the extent of any awards made thereunder); and agrees employment agreements and other terms and conditions.

The remuneration committee consists solely of independent non-executive directors. Its members are Stanislas Yassukovich (chairman), Denise Kingsmill and Tony Rice. Dennis Durkin representing Microsoft and Miranda Curtis representing Liberty Media were also members of the remuneration committee during the year and up to the date of their resignations from the board. The chairman and managing director are generally invited to attend meetings; however they are not present during any discussion on their own remuneration. The remuneration committee met four times during 2002.

The remuneration committee is advised internally by the group company secretary, Clive Burns, the deputy human resources director, Ulf Larsen, and the reward director, Stephen Turley. It is also provided with independent advice from external remuneration specialists, Hewitt Bacon & Woodrow in respect of remuneration and New Bridge Street Consultants in respect of share schemes. The advisors were appointed by, and their costs met by, the Company and they currently do not advise the Company on any other matters. The remuneration committee can call upon additional external advisors as required.

GENERAL POLICY FOR EXECUTIVE DIRECTORS
It is the policy of the Company that employment agreements for executive directors will normally include notice periods on termination by the Company of no longer than 12 months. However, in order to attract executives of the required calibre it may be necessary to agree longer notice periods for an initial period in order to secure a chosen executive. Should this be the case, the aim of the Company will be to revert to a maximum 12 month notice period at the end of the initial period.

In the event of the termination of an executive director’s agreement, the remuneration committee’s aim is to ensure the Company’s obligations under the agreement are met (taking into account an executive director’s duty to mitigate his or her loss).

The remuneration packages are designed to motivate, reward and retain executive directors of high quality and to be competitive in terms of market practice. In order to motivate for future achievement, a major element of remuneration is delivered through short and long-term incentive arrangements based on operational and financial performance. Performance-related elements of the remuneration package seek to align the interests of executive directors with those of shareholders through the imposition of stretching performance targets and the delivery of a significant proportion of long-term incentives in the form of shares.

The bonus scheme is designed to reward the achievement of stretching but realistic targets, with a specified bonus paid for on-target performance and an increased bonus payable only where performance has been exceptional.

Long-term incentives are share-based in order to align executives’ interests so far as possible with those of shareholders. The overall aim of these plans is to produce value for the participants where the performance of the Company exceeds that of a relevant index or comparator group of other companies. Detailed descriptions of the current performance conditions are shown on page 15.

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Summary Directors’ Remuneration Report
continued

Market data is obtained by our external consultants, and benchmarked against relevant companies with which Telewest competes for people and talent. Our consultants look at similar roles in comparable organisations by reference to sector and company size. For the executive directors, two comparator groups are used: a broad sample of companies of similar size determined by turnover, revenues and other appropriate factors, and a sample of telecommunications and high technology companies in the Company’s sector.

The objective is to position total remuneration (base salary, bonus and the value of long-term incentives) at around the median within the comparator group for on-target performance.

GENERAL POLICY FOR NON-EXECUTIVE DIRECTORS
It is the policy of the Company that the appointment of non-executive directors will normally be for an initial period of three years subject to extension for a further three year period.

With the exception of Cob Stenham, no compensation is payable to any non-executive director if their appointment is terminated early.

Non-executive directors’ fees are positioned to be competitive with those paid by other UK listed companies and are set at a level to attract individuals with the required experience and abilities to make a substantial contribution to the Company. Their remuneration is approved by the board of directors.

The non-executive directors are not eligible for pension scheme membership and other than disclosed on page 19, do not participate in any of the Company’s bonus, share option or other incentive schemes.

EXECUTIVE DIRECTORS; ELEMENTS OF REMUNERATION
The main components of executive directors’ remuneration currently comprise: base salary; benefits; bonus scheme; pension and long-term share incentives.

The various elements of the executive directors’ remuneration are structured so that the majority are linked to the achievement of performance targets such that the delivery of on-target performance will lead to around two-thirds of an executive director’s total remuneration being performance-related.

Base salary
Base salary for each executive director is set by the remuneration committee and is reviewed, but not necessarily increased, annually. Determining factors are individual performance, changes in job responsibilities, changes in the market place and general economic conditions.

Benefits
Benefits for executive directors typically include a company car or cash payment in lieu thereof, life assurance, income protection insurance and private medical insurance. The value of these benefits is shown on page 18.

Bonus scheme
The bonus scheme for executive directors is structured to reward the achievement of results against set objectives. For 2002 the level of bonus payable to each executive director was determined by the Group’s EBITDA performance against budget, with achievement of budget delivering a bonus of 25% of annual base salary. A further 15% of annual base salary was payable against the achievement of personal objectives as set by the remuneration committee.

Bonuses for the executive directors for the year ended 31 December 2002 have been paid in full. However, in the case of Charles Burdick and Stephen Cook, if the executive leaves employment in certain specified circumstances within 12 months of the date of payment, a proportion of the bonus (ranging between 25% and 100%, depending on when the event occurs) must be repaid.

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Further details of bonuses paid for the year ended 31 December 2002 are given on page 18. Any bonuses paid are non-pensionable.

Future bonus schemes will be structured to reward the performance required for the needs of the business following the proposed Financial Restructuring.

Pensions
The Company operates a Money Purchase Occupational Pension Plan, which is offered to all employees. The Company and members pay predetermined or defined levels of contributions in order to fund future pension benefits.

The directors do not participate in the Company pension plan. Each of the executive directors receives a contribution towards their personal pension scheme and/or a cash sum for their personal pension arrangements as shown on page 18.

Share schemes and long-term incentive plan
The Company operates the following schemes in which all or some of the executive directors participate:

i)	The Telewest 1995 (No.1) Executive Share Option Scheme (an Inland Revenue approved scheme) and the Telewest 1995 (No.2) Executive Share Option Scheme (an unapproved scheme)
Under these schemes, options which have been granted are normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Outstanding options under these schemes are normally only exercisable if the Company’s Total Shareholder Return (“TSR”) outperforms that of the FTSE 100 Index over any three year period between the dates of grant and exercise. The remuneration committee chose these performance conditions because it considered that they would align participant interests with the interests of shareholders at the time of each grant of options made under the schemes. However, for future grants of options under the schemes the remuneration committee will review the performance condition to ensure its suitability at the time of grant. Participants are granted options up to a market value of £30,000 at the time of grant under the approved scheme and thereafter any further options are granted under the unapproved scheme. The remuneration committee intends to continue its policy of making grants of options on a phased basis up to 100% of base salary each year.

ii)	The Telewest Long Term Incentive Plan (“LTIP”) Under the LTIP, a participant is awarded the provisional right to receive, for no payment, a number of shares with a value of up to 100% of base salary.

The shares will not vest unless certain performance conditions, based on TSR assessed over the three year period, starting from the first day of the financial year in which the award is made, are met. The award is divided equally, with vesting of 50% depending on the Company’s TSR meeting a performance condition relating to the TSR of the constituents of the FTSE 100 Index and 50% depending on the Company’s performance against the TSR of a group of comparator companies from the Telecommunications and Media sectors, in each case over the three year period. (The comparator companies for the last awards made under the LTIP (in 2001) are British Sky Broadcasting Group, BT Group, Cable & Wireless, Carlton Communications, Colt Telecom Group, Energis, Granada, NTL, Pearson and Vodafone.) The remuneration committee reviews the suitability of these performance conditions prior to making any awards under the LTIP. If the Company’s TSR is in the top quartile of the FTSE 100 over the three year period, the participant will receive 50% of the number of shares awarded to him; if the Company’s TSR is 50th place in the FTSE 100, the participant will receive 12.5% of the number of shares awarded to him; if below 50th place in the FTSE 100, the participant will receive nothing in respect of that portion of the award. Similarly, if the Company’s TSR is in the top quartile of the group of comparator companies in the three year period, the participant will receive 50% of the number of shares awarded to him; if the Company’s TSR is at the median position the participant will receive 12.5% of the number of shares awarded to him; if below the median position, the participant will receive nothing in respect of that portion of the award. In either test a proportionate number of shares will be received for intermediate positions. The remuneration committee chose these performance conditions because, at the time of the awards it considered that they would most appropriately align participants’ interests with the interests of shareholders. 50% of the shares which vest may be transferred to the participant on the third anniversary of the award date and the remaining 50% of the vested shares may be transferred on the fourth anniversary of the award date. Currently the Company has no intentions to make any further grants under this scheme.

TSR calculations for the executive share option schemes and the LTIP are performed independently by New Bridge Street Consultants.

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Summary Directors’ Remuneration Report
continued

iii)	The Telewest Restricted Share Scheme
Under this scheme, a participant receives an award over shares which are held by the Trustees of the Telewest 1994 Employees’ Share Ownership Plan Trust. Nothing is payable by the participant for the shares. The award normally vests after three years and remains exercisable for up to seven years from the date of vesting. This scheme is generally used for special one-off awards relating to the retention of certain key individuals and in certain circumstances, recruitment. For this reason the awards do not have performance conditions attached to them unless the remuneration committee decides otherwise.

iv)	The Telewest Equity Participation Plan
Under this scheme, an employee at manager level or above (including an executive director) or any employee with two years’ service can use up to 100% of any bonus payable to him under the bonus scheme to acquire shares in the Company (“bonus shares”). The participant must deposit the bonus shares with the Trustees of the Telewest 1994 Employees’ Share Ownership Plan Trust. In return, the participant is provisionally allocated (for no payment) a matching number of shares in the Company (calculated on the gross amount of bonus). Provided the bonus shares are retained for three years and the participant remains employed for three years, the bonus and matching shares would thereafter be released to the participant. A release of shares to an individual under the scheme is not linked to performance conditions, however the bonus used to purchase the bonus shares was subject to the performance conditions applying to the bonus scheme at that time. The Company currently has no intention to make further awards under this scheme.

v)	The Telewest 1995 Sharesave Scheme
Under this scheme, participants enter into a savings contract whereby they can save up to £250 per month for a period of three or five years and use the funds accumulated at the end of the savings period to purchase shares in the Company at a discount of up to 20% of the market value of the shares at the date of grant. This is an all-employee scheme and not subject to performance conditions.

Details of options or awards granted to directors under any of the above schemes are shown on page 19.

PERFORMANCE GRAPH
Under the Directors’ Remuneration Report Regulations 2002, this report must contain a graph showing the Company’s Total Shareholder Return (“TSR”) performance over the previous five years compared to a broad equity market index (TSR is the change in value over the period including the value of any dividends, should they be paid, and which are reinvested). The graph below shows the performance of the Company against the UK FTSE 350 Index. This has been chosen as the comparator index because, whilst the Company is not currently a constituent of it, the turnover of the Company is comparable to a current constituent.

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Executive directors’ employment agreements
Charles Burdick has an employment agreement, dated 7 August 1997, which will continue until terminated by either party giving to the other not less than 12 months’ notice however, his employment agreement can be terminated, subject to certain conditions, upon a change of control (as defined in the employment agreement). If notice is given by either party within the six months following the date of a change of control, the notice period shall be six months if given by Charles Burdick to the employing company or 24 months if given by the employing company to Charles Burdick. Thereafter the notice period will revert to 12 months’ notice by either party. His current basic annual salary is £500,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a personal pension scheme of 15% of his gross basic annual salary up to the earnings cap (currently £97,200) and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Stephen Cook has an employment agreement, dated 21 October 1998, which will continue until terminated by either party giving to the other not less than 12 months’ notice. His current basic annual salary is £370,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Stephen Cook’s gross basic annual salary is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Mark Luiz has an employment agreement, dated 9 November 1995, which will continue until terminated by either party giving to the other not less than 12 months’ notice. His current basic annual salary is £350,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a personal pension scheme of 12% of Mark Luiz’s gross basic annual salary (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Adam Singer, who resigned as a director on 31 July 2002, had an employment agreement, dated 27 May 1999 which was terminable by him giving to the employing company 12 months’ notice or by the employing company giving to Adam Singer 24 months’ notice. This notice period was considered appropriate when the employment agreement with Adam Singer was entered into. Adam Singer’s basic annual salary as at the date of resignation was £600,000 per annum and he was provided with a company car, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 10% of Adam Singer’s gross basic annual salary and an additional cash sum of 3.5% of his gross basic annual salary was paid to him for his personal pension arrangements.

Non-executive directors’ terms of appointment
Cob Stenham has a letter of appointment for a fixed term of one year from 1 December 1999, continuing thereafter unless terminated by 12 months’ notice by either party except in the event of a change of control when the notice period extends to 24 months. Cob Stenham has confirmed that his notice period would not increase where the change of control is part of a Group reorganisation. He has also confirmed that he would relinquish his right to the enhancement of his notice period in a transaction where it was thought that his independence was compromised by the existence of such right. Cob Stenham’s fee for his services as a non-executive director is £175,000 per annum. This fee reflects his role as the chairman of the board. He is provided with a company car and private medical insurance (for himself and for his family).

Denise Kingsmill has a letter of appointment dated 26 July 2001 for an initial period of three years subject to extension for a further three year period. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Denise Kingsmill’s fee for her services as a non-executive director is £35,000 per annum.

Tony Rice has no letter of appointment. Tony Rice’s fee for his services as a non-executive director is £35,000 per annum.

Stanislas Yassukovich has a letter of appointment dated 29 April 1999. The appointment is for a 12 month period to run from the date of reappointment at each Annual General Meeting. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Stanislas Yassukovich’s fee for his services as a non-executive director is £41,000 per annum. This fee reflects his role as the senior independent non-executive director on the board.

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Summary Directors’ Remuneration Report
continued

Former directors and compensation for loss of office
On 14 May 2002, Microsoft Corporation advised the Company that it was withdrawing its three non-executive directors from the board. Consequently, Dennis Durkin, Salman Ullah and Henry Vigil resigned as directors as from this date. They had no letters of appointment and received no fees or compensation for loss of office.

On 17 July 2002, Liberty Media advised the Company that it was withdrawing its three non-executive directors from the board. Consequently, Robert Bennett, Miranda Curtis and Graham Hollis resigned as directors as from this date. They had no letters of appointment and received no fees or compensation for loss of office.

Adam Singer resigned as a director on 31 July 2002. In compensation for the early termination of his employment agreement described above, he was paid a sum equal to two years’ basic salary plus benefits on leaving the Company. He is also permitted to exercise his outstanding share options (in accordance with the scheme rules).

DIRECTORS’ COMPENSATION

	Salaries/Fees		Allowances		[1]	Non-cash benefits		Performance- related bonuses		Compensation for loss of office		Total emoluments excluding pensions		Pension Contributions		[2]
	2002 £000	2001 £000	2002 £000	2001 £000		2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000

Executive
C J Burdick	400	347	73	30		3	11	160	283	–	–	636	671	15	14
S S Cook	350	347	78	78		6	3	140	112	–	–	574	540	–	–
R Fuller (res 31.8.01)	–	273	–	–		–	10	–	–	–	–	–	283	–	61
M W Luiz	350	338	–	–		18	14	140	109	–	–	508	461	42	40
A N Singer (res 31.7.02)	350	575	12	–		10	18	–	186	1,422	–	1,794	779	35	58
Non-executive
Lord Borrie (res 21.6.01)	–	17	–	–		–	–	–	–	–	–	–	17	–	–
D P Kingsmill	35	18	–	–		–	–	–	–	–	–	35	18	–	–
W A Rice	35	35	–	–		–	–	–	–	–	–	35	35	–	–
A W P Stenham	175	175	–	–		21	15	–	–	–	–	196	190	–	–
S M Yassukovich	41	41	–	–		–	–	–	–	–	–	41	41	–	–

	1,736	2,166	163	108		58	71	440	690	1,422	–	3,819	3,035	92	173

The following non-executive directors did not receive any remuneration from the Company in either 2002 or 2001 for their services: R R Bennett, M T C Curtis and G Hollis (all resigned 17.7.02); D Durkin, S Ullah and H P Vigil (all resigned 14.5.02); and N Holloway (resigned 2.8.01).

Notes
[1] Company car allowances paid to the directors in lieu of a company car are included within the allowances figure shown above. In previous years this has been disclosed in the salary figure and therefore the comparative figures for 2001 have been amended by £21,000 to reflect this reporting change.

Additional cash sums paid to the directors for their personal pension arrangements are also included within the allowances figure shown above. In previous years this has been shown in either the salary figure or the pension contributions figure and therefore the pension contribution comparative figures for 2001 have been amended by £70,000 and the salary comparative figures for 2001 by £17,000 to reflect this reporting change.

The directors believe that this more fairly reflects the true nature of these costs.

[2] The pension contributions for the directors were paid into their personal pension schemes. Allowances, benefits in kind and bonuses paid to directors are not pensionable. None of the directors are members of the Company’s Money Purchase Occupational Pension Plan.

3 No amounts were paid to the directors in respect of their qualifying services by way of expense allowances that were chargeable to UK income tax.

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Summary Directors’ Remuneration Report
continued

DIRECTORS’ INTERESTS
Beneficial interests in ordinary shares of the Company are as follows:

	31 December 2001	31 December 2002

C J Burdick	294,201	294,201
D P Kingsmill	30,983	30,983
M W Luiz	20,631	20,631
W A Rice	27,120	27,120
A W P Stenham	40,000	40,000
S M Yassukovich	47,513	47,513

OPTIONS OVER ORDINARY SHARES
Directors’ share options are as follows:

	31 December	Granted during	Lapsed during	31 December
	2001	2002	2002	2002

Executive Share Option Schemes
C J Burdick	2,837,676	–	–	2,837,676
S S Cook	2,983,589	–	(763,415)	2,220,174
M W Luiz	2,436,296	–	(397,776)	2,038,520
A N Singer (res 31.7.02)	3,153,994	–	–	3,153,994
Sharesave Option Schemes
S S Cook	10,977	–	–	10,977
M W Luiz	10,977	–	–	10,977
A N Singer (res 31.7.02)	3,247	–	(3,247)	–
A W P Stenham	10,977	–	–	10,977

No Executive or Sharesave options were exercised during the year ended 31 December 2002. The options outstanding (as disclosed above) under the Company’s Executive and Sharesave Option Schemes are exercisable at prices between 75.0 pence and 235.0 pence. The middle market price on 31 December 2002, was 2.0 pence and the range during the year was 67.5 pence to 0.75 pence.

In addition, C J Burdick has the following entitlements to ordinary shares of the Company:

	31 December	Awarded during	Lapsed during	Transferred during	31 December
Scheme	2001	2002	2002	2002	2002

Long Term Incentive Plan	117,667	–	(51,546)	–	66,121

Restricted Share Scheme	185,915	–	–	–	185,915

Equity Participation Plan	40,390	–	–	–	40,390

The Summary Directors’ Remuneration Report was approved by the board of directors on 26 March 2003 and signed on its behalf by:

Stanislas Yassukovich
Chairman of the remuneration committee

Telewest summary financial statement 2002   19

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Summary Consolidated Profit and Loss Account
for the year ended 31 December 2002

	2002	2002	2002	2001
	Before	Exceptional
	exceptional	items
	items	(note 2)	Total	Total
	£ million	£ million	£ million	£ million

GROUP TURNOVER	1,283	(16)	1,267	1,260
Operating expenses before depreciation and amortisation	(915)	(22)	(937)	(954)

EBITDA (note 3)	368	(38)	330	306
Depreciation and amortisation	(609)	(1,573)	(2,182)	(1,618)

Total operating expenses	(1,524)	(1,595)	(3,119)	(2,572)
GROUP OPERATING LOSS	(241)	(1,611)	(1,852)	(1,312)
Share of operating profits of joint ventures	10	–	10	9
Share of operating losses of associated undertakings	(1)	–	(1)	(7)
Gain/(loss) on disposal of investments	36	–	36	(4)
Interest receivable and similar income	309	–	309	15
Amounts written off investments	(47)	(70)	(117)	(138)
Interest payable and similar charges	(572)	(31)	(603)	(494)

Loss on ordinary activities before taxation	(506)	(1,712)	(2,218)	(1,931)
Tax on loss on ordinary activities	(1)	–	(1)	(5)

Loss on ordinary activities after taxation	(507)	(1,712)	(2,219)	(1,936)
Minority interests	1	–	1	1

Loss for the financial year	(506)	(1,712)	(2,218)	(1,935)

Loss per share (pence)	(17.6)	(59.6)	(77.2)	(67.2)

Summary Consolidated Balance Sheet
as at 31 December 2002

	2002	2001
	£ million	£ million

Fixed assets
Intangible assets	157	1,743
Tangible assets	3,398	3,498
Investments	356	548

	3,911	5,789

Current assets	640	340
Creditors: amounts falling due within one year (note 5)	(4,410)	(670)

Net current liabilities	(3,770)	(330)

Total assets less current liabilities	141	5,459
Creditors: amounts falling due after more than one year (note 5)	(1,932)	(5,031)
Minority interests	1	(1)

Net (liabilities)/assets	(1,790)	427

Equity shareholders’ (deficit)/funds	(1,790)	427

The summary financial statement was approved by the board of directors on 26 March 2003 and signed on its behalf by:

C J Burdick	M W Luiz
Director	Director

20   Telewest summary financial statement 2002

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Summary Consolidated Cash Flow Statement
for the year ended 31 December 2002

	2002	2001
	£ million	£ million

Net cash inflow from operating activities	391	348
Dividends received from associated undertakings	1	3
Net cash outflow from returns on investments and servicing of finance	(287)	(379)
Net cash outflow for capital expenditure	(447)	(546)
Net cash inflow/(outflow) from acquisitions and disposals	71	(24)

Net cash outflow before use of liquid resources and financing	(271)	(598)
(Increase)/decrease in fixed and secured deposits (net)	(229)	11
Net cash inflow from financing	639	560

Increase/(decrease) in cash in the year	139	(27)

Notes to the Summary Financial Statement
as at 31 December 2002

1  PREPARATION OF THE SUMMARY FINANCIAL STATEMENT
Statutory information
The financial information included in this Summary Financial Statement does not constitute the Company’s statutory financial statements for the years ended 31 December 2002 or 2001 but is derived from those financial statements. Statutory financial statements for 2001 have been delivered to the Registrar of Companies, whereas those for 2002 will be delivered following the Company’s Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Going concern
The group finance director has discussed the proposed Financial Restructuring in the Summary Financial Review. The directors believe that the proposed Financial Restructuring will be successful and are therefore of the opinion that the going concern basis of preparation of this Summary Financial Statement remains appropriate. Full details are given in the full annual report and financial statements.

2  EXCEPTIONAL ITEMS
The Group has carried out an impairment review of goodwill arising on acquisitions of subsidiary undertakings, joint ventures and associated undertakings and of its network assets. The impairment review was carried out in accordance with FRS 11 Impairment of Fixed Assets and Goodwill, to ensure that the carrying value of our separately identifiable assets in both Cable and Content Divisions are stated at no more than their recoverable amount, being the higher of net realisable value and value in use. The review concluded that the deterioration in cash flows, as a result of the tighter capital markets in which the Group operates and a subsequent focus on profitability, indicated an impairment in carrying values had occurred. The impairment loss restated the carrying values of goodwill and network assets to their value in use and was determined using an average pre-tax discount rate of 12.8%.

As a result, exceptional charges totalling £1,643 million have been included in the profit and loss account for the year ended 31 December 2002; £1,486 million has been included within amortisation of goodwill and intangible assets, in respect of goodwill impairment relating to the Group’s acquired subsidiaries; £87 million has been included within impairment of tangible fixed assets, in respect of certain Cable Division assets; and a further £70 million was written off goodwill in respect of joint ventures. There is no cash flow impact arising from these exceptional charges.

In 2001, the Group also reviewed the carrying value of goodwill associated with its recent acquisitions. The review resulted in non-cash goodwill impairment adjustments of £992 million relating to the Group’s investment in Flextech and £138 million relating to its equity investments in SMG and UKTV, included in amortisation and amounts written off investments, respectively.

The Group has provided £16 million against turnover as a result of a VAT & Duties Tribunal judgement in a dispute over the VAT status of our Cable TV listings magazines. Previously this was disclosed as a contingent liability. The amount arises from VAT payable in the period from January 2000 to July 2002. The Company has appealed against this ruling. An exceptional amount of £2 million has also been provided for interest on the amount in dispute.

Telewest summary financial statement 2002   21

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Notes to the Summary Financial Statement
continued

Additionally shown as exceptional items are £22 million of legal and professional costs incurred during the year relating to the financial restructuring of the Group’s balance sheet and £29 million of bank facility fees which were being amortised over the lifetime of our Senior Secured Facility. At the year end this facility was in cross default and therefore repayable on demand. As a result the remaining fees have been written off within interest payable to the profit and loss account.

3  EBITDA
The directors have decided to publish EBITDA in addition to the statutory financial information as they consider that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry. EBITDA represents Group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

4  DIRECTORS’ EMOLUMENTS
Directors’ emoluments for the year amounted to £3.9 million (2001: £3.2 million). Details are set out on page 18.

5  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

			Principal		Earliest
	2002	2001	at maturity	Maturity	redemption	Interest
	£ million	£ million	million	date	date	rate %

Accreting Convertible Notes 2003	282	–	£294	1/11/03	1/11/03	5
Senior Debentures 2006	186	–	$300	1/10/06	1/10/00	9.625
Senior Discount Debentures 2007	955	–	$1,537	1/10/07	1/10/00	11
Senior Notes 2008	216	–	$350	1/11/08	1/11/03	11.25

	1,639	–
Senior Secured Facility	2,000	–
Other Creditors and Accruals	771	670

	4,410	670

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

			Principal		Earliest
	2002	2001	at maturity	Maturity	redemption	Interest
	£ million	£ million	million	date	date	rate %

Accreting Convertible Notes 2003	–	268	£294	1/11/03	1/11/03	5
Senior Convertible Notes 2005	309	339	$500	7/7/05	7/7/03	6
Senior Debentures 2006	–	206	$300	1/10/06	1/10/00	9.625
Senior Convertible Notes 2007	299	297	£300	19/2/07	9/3/03	5.25
Senior Discount Debentures 2007	–	1,072	$1,537	1/10/07	1/10/00	11
Senior Notes 2008	–	231	$350	1/11/08	1/11/03	11.25
Senior Discount Notes 2009	560	511	£325 & $500	15/4/09	15/4/04	9.875 & 9.25
Senior Notes 2010	392	384	£180 & $350	1/2/10	1/2/05	9.875
Senior Discount Notes 2010	220	194	$450	1/2/10	1/2/05	11.375

	1,780	3,502
Senior Secured Facility	–	1,324
Other Creditors	152	205

	1,932	5,031

The Debentures and Notes are unsecured liabilities of the Group. Early redemption is at the Group’s option.

On 30 September 2002 the Group announced that it was deferring payment of interest under certain of its Notes and the settlement of certain foreign exchange hedge contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Those financing arrangements which are technically in default at the year end have been reclassified as due within one year.

6  SUBSEQUENT EVENTS
Since the balance sheet date a number of interest payments which became due were not paid. As a result additional financing arrangements became technically in default. At the date of issue of this Summary Financial Statement the Senior Convertible Notes 2005, Senior Convertible Notes 2007 and Senior Notes 2010 are technically in default. The total amount of these financing arrangements of £1,000 million has been classified in these accounts as due after more than one year.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Summary Financial Review.

22   Telewest summary financial statement 2002

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Auditor’s Statement

Statement of the independent auditor to the members of Telewest Communications plc pursuant to section 251 of the Companies Act 1985.

We have examined the Summary Financial Statement set out on pages 20 to 22.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the summarised financial statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of pages 20 to 22 of the Summary Financial Statement, with the full annual financial statements and Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with pages 20 to 22 of the Summary Financial Statement.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6 “The auditor’s statement on the summary financial statement” issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full annual financial statements describes the basis of our audit opinion on those financial statements.

Fundamental uncertainty – going concern
In forming our opinion we have considered the adequacy of the disclosures made in note 1 to the full financial statements concerning the fundamental uncertainty as to the ability of the Company and Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the Financial Restructuring which is referred to in note 1.

In view of the significance of this uncertainty we consider that it should be brought to your attention but our opinion is not qualified in this respect.

OPINION
In our opinion pages 20 to 22 of the Summary Financial Statement are consistent with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report of Telewest Communications plc for the year ended 31 December 2002 and comply with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
26 March 2003

Telewest summary financial statement 2002   23

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Shareholder Information

PROPOSED FINANCIAL CALENDAR 2003
First Quarter operating statistics and financial results: May 2003

Announcement of interim results for 2003: July 2003

Third Quarter operating statistics and financial results: November 2003

REGISTRARS
Enquiries concerning holdings of the Company’s shares should be addressed to the Registrars, who are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. Telephone: 0870 600 3964. Changes in a holder’s address should also be notified to the Registrars.

SHAREHOLDERS
As at 26 March 2003, the Company had two shareholders holding 82,507,747 convertible limited voting shares and 45,185 shareholders holding 2,873,546,425 ordinary shares of which 4,153 shareholders, holding 1,826,451,524 ordinary shares, held their shares in the CREST settlement system.

LOW COST SHARE DEALING SERVICE
The Company is pleased to be able to offer shareholders a postal share dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of any of these services, please contact NatWest Stockbrokers Limited on 0870 600 2050 or e-mail for a brochure at contactces@natwest.com (quoting Telewest Shareholder Service)*.

ENQUIRIES
For general investor information please contact:
Richard Williams
Head of Investor Relations
Telewest Communications plc
160 Great Portland Street
London W1W 5QA
Telephone: 020 7299 5479
Fax: 020 7299 5494

For all other enquiries please contact:
Clive Burns
Company Secretary
Telephone: 020 7299 5537
Fax: 020 7299 5494

For postal enquiries please write to:
The Company Secretary
Telewest Communications plc
Genesis Business Park, Albert Drive,
Woking, Surrey GU21 5RW

24   Telewest summary financial statement 2002

*Insofar as this constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21(2)(b) of the Financial Services and Markets Act 2000 only.

NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

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NOTE
This summary financial statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as would be provided by the full annual report and financial statements.

Any shareholder or debenture holder requiring more detailed information may download a copy from our website www.telewest.co.uk and/or may obtain a copy of the full annual report and financial statements (free of charge) by writing to the Company’s Registrars, Lloyds TSB Registrars, at the address shown on page 24.

Telewest is committed to keeping costs down. This document has cost no more than if it were produced in black and white.

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